Exhibit 99.3

Interim Management Discussion and Analysis

Contents
About Fortis	1	Liquidity and Capital Resources	11
Key Development	1	Cash Flow Requirements	11
Performance at a Glance	2	Cash Flow Summary	12
Business Unit Performance	4	Contractual Obligations	14
ITC	5	Capital Structure and Credit Ratings	14
UNS Energy	5	Capital Plan	14
Central Hudson	6	Business Risks	15
FortisBC Energy	6	Accounting Matters	15
FortisAlberta	7	Financial Instruments	16
FortisBC Electric	7	Long-Term Debt and Other	16
Other Electric	7	Derivatives	16
Energy Infrastructure	8	Summary of Quarterly Results	16
Corporate and Other	8	Related-Party and Inter-Company Transactions	17
Non-U.S. GAAP Financial Measures	8	Outlook	18
Focus on Sustainability	9	Forward-Looking Information	18
Regulatory Matters	9	Glossary	19
Financial Position	11	Condensed Consolidated Interim Financial Statements (Unaudited)	F-1

Dated August 1, 2023

This Interim MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. It should be read in conjunction with the Interim Financial Statements, the 2022 Annual Financial Statements and the 2022 Annual MD&A and is subject to the cautionary statement and disclaimer provided under "Forward-Looking Information" on page 18. Further information about Fortis, including its Annual Information Form filed on SEDAR, can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

Financial information herein has been prepared in accordance with U.S. GAAP (except for indicated Non-U.S. GAAP Financial Measures) and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following U.S. dollar-to-Canadian dollar exchange rates: (i) average of 1.34 and 1.28 for the quarters ended June 30, 2023 and 2022, respectively; (ii) average of 1.35 and 1.27 year-to-date June 30, 2023 and 2022, respectively; (iii) 1.32 and 1.29 as at June 30, 2023 and 2022, respectively; (iv) 1.36 as at December 31, 2022; and (v) 1.30 for all forecast periods. Certain terms used in this Interim MD&A are defined in the "Glossary" on page 19.

ABOUT FORTIS
Fortis (TSX/NYSE: FTS) is a well-diversified leader in the North American regulated electric and gas utility industry, with 2022 revenue of $11 billion and total assets of $64 billion as at June 30, 2023. The Corporation's 9,200 employees serve 3.4 million utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

For additional information on the Corporation's operations, reportable segments and strategy, refer to the "About Fortis" section of the 2022 Annual MD&A and Note 1 to the Interim Financial Statements.

KEY DEVELOPMENT
Pending Sale of Aitken Creek
On May 1, 2023, the Corporation announced that FortisBC Holdings Inc. had entered into a definitive share purchase and sale agreement with a subsidiary of Enbridge Inc. to sell its 93.8% ownership interest in Aitken Creek for approximately $400 million, subject to customary closing conditions and adjustments. The purchase is subject to required approval, principally by the BCUC, and is expected to close by the end of the year. Net proceeds from the transaction will further strengthen the balance sheet and support financing of the Corporation's regulated utility growth strategy.

1	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis

PERFORMANCE AT A GLANCE
Key Financial Metrics
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2023	2022	Variance	2023	2022	Variance
Revenue	2,594	2,487	107	5,913	5,322	591
Common Equity Earnings
Actual	294	284	10	731	634	97
Adjusted (1)	302	272	30	741	641	100
Basic EPS ($)
Actual	0.61	0.59	0.02	1.51	1.33	0.18
Adjusted (1)	0.62	0.57	0.05	1.53	1.34	0.19
Dividends paid per common share ($)	0.565	0.535	0.03	1.13	1.07	0.06
Weighted average number of common shares outstanding (# millions)	485.4	477.8	7.6	484.3	476.8	7.5
Operating Cash Flow	944	759	185	1,859	1,572	287
Capital Expenditures (1)	1,025	930	95	2,020	1,894	126
(1)See "Non-U.S. GAAP Financial Measures" on page 8

Revenue
The increase in revenue for the quarter was due primarily to: (i) Rate Base growth; (ii) higher flow-through costs in customer rates, largely at UNS Energy and Central Hudson; and, (iii) a higher U.S.-to-Canadian dollar foreign exchange rate. The increase was partially offset by lower retail electricity sales, due to unfavourable weather, and lower wholesale electricity sales at UNS Energy.

The increase in revenue for the year-to-date period was due primarily to the same factors discussed for the quarter but reflected an increase in revenue from wholesale electricity sales at UNS Energy, due to favourable pricing experienced in the first quarter of 2023.

Earnings and EPS
Common Equity Earnings increased by $10 million in comparison to the second quarter of 2022. The increase primarily reflected Rate Base growth, largely at ITC and the western Canadian utilities. Also contributing to earnings growth was the timing of operating expenses at Central Hudson and FortisAlberta, an increase in the market value of certain investments that support retirement benefits, and a higher U.S.-to-Canadian dollar foreign exchange rate. Growth in earnings was tempered by lower earnings in Arizona, driven by a decrease in retail electricity sales due to milder weather, the timing of wholesale sales, and higher operating costs, partially offset by lower depreciation expense associated with the retirement of the San Juan generating station in June 2022. Lower earnings from Aitken Creek due to the mark-to-market accounting of natural gas derivatives, as well as higher corporate finance costs, also impacted earnings as compared to the second quarter of 2022.

Common Equity Earnings for the year-to-date period increased by $97 million in comparison to the same period in 2022. The increase was due to the same factors discussed for the quarter, except that UNS Energy and Aitken Creek contributed to earnings growth for the six-month period. Year-to-date results in Arizona reflected favourable margins on long-term wholesale sales and higher transmission revenue, and results for Aitken Creek reflected higher volumes and margins on gas sold.

In addition to the above-noted items impacting earnings, the change in EPS for the quarter and year-to-date periods reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

2	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
For the quarter and year-to-date periods: (i) Adjusted Common Equity Earnings increased by $30 million and $100 million, respectively; and (ii) Adjusted Basic EPS increased by $0.05 and $0.19, respectively. Refer to "Non-U.S. GAAP Financial Measures" on page 8 for a reconciliation of these measures. The changes in Adjusted Basic EPS for the quarter and year-to-date periods are illustrated in the following charts.
(1)    Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Primarily reflects Rate Base growth and the timing of operating expenses
(2)    Primarily reflects Rate Base growth and higher electricity sales, as well as equity income from Wataynikaneyap Power
(3)    Primarily reflects higher margins on gas sold at Aitken Creek
(4)    Reflects Rate Base growth and an increase in the market value of investments that support retirement benefits, partially offset by higher finance costs
(5)    Average foreign exchange rate of 1.34 in 2023 compared to 1.28 in 2022
(6)    Includes UNS Energy and Central Hudson. Reflects lower earnings at UNS Energy due to: (i) lower retail electricity sales, due to milder weather; (ii) the timing of long-term wholesale electricity sales; and (iii) higher operating costs due to inflationary increases, partially offset by lower depreciation expense associated with the retirement of the San Juan generating station in mid-2022 and an increase in the market value of investments that support retirement benefits. Also reflects higher earnings at Central Hudson driven by Rate Base growth and the timing of operating expenses, partially offset by finance costs in excess of amounts collected in customer rates
(7)    Primarily reflects higher finance costs
(8)    Weighted average shares of 485.4 million in 2023 compared to 477.8 million in 2022
(1)    Includes UNS Energy and Central Hudson. Reflects higher earnings at UNS Energy due to: (i) favourable margins on long-term wholesale sales and higher transmission revenue due to market conditions; (ii) lower depreciation expense associated with the retirement of the San Juan generating station in mid-2022; and (iii) an increase in the market value of investments that support retirement benefits, partially offset by higher operating costs due to inflationary increases. Also reflects higher earnings at Central Hudson driven by Rate Base growth and the timing of operating expenses, partially offset by higher finance costs in excess of amounts collected in customer rates
(2)    Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Primarily reflects Rate Base growth, as well as the timing of operating expenses at FortisAlberta
(3)    Reflects Rate Base growth and an increase in the market value of investments that support retirement benefits, partially offset by higher finance costs
(4)    Includes higher volumes and margins on gas sold at Aitken Creek and higher hydroelectric production in Belize associated with rainfall levels
(5)    Primarily reflects Rate Base growth and higher electricity sales, as well as equity income from Wataynikaneyap Power
(6)    Average foreign exchange rate of 1.35 in 2023 compared to 1.27 in 2022
(7)    Primarily reflects higher finance charges
(8)    Weighted average shares of 484.3 million in 2023 compared to 476.8 million in 2022

3	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Dividends and TSR
Fortis paid a dividend of $0.565 in the second quarter of 2023, up 5.6% from the second quarter of 2022.

Fortis has increased its common share dividend for 49 consecutive years and is targeting annual dividend growth of approximately 4-6% through 2027. See "Outlook" on page 18.

Growth of dividends and the market price of the Corporation's common shares have together yielded the following TSR.

TSR (1) (%)	1-Year	5-Year	10-Year	20-Year
Fortis	(2.4)	10.3	9.9	10.9
(1)Annualized TSR per Bloomberg as at June 30, 2023

Operating Cash Flow
The $185 million and $287 million increase in Operating Cash Flow for the quarter and year-to-date periods, respectively, was due primarily to the timing of flow-through costs in customer rates, largely reflecting variances in the cost of natural gas in British Columbia. The increase was also due to higher cash earnings, reflecting Rate Base growth, and the higher U.S.-to-Canadian dollar exchange rate. The increase was partially offset by lower collateral deposits received at UNS Energy related to derivative energy contracts, and higher interest payments.

Capital Expenditures
Capital Expenditures were approximately $2.0 billion through June 2023, representing 47% of the Corporation's annual $4.3 billion Capital Plan, and up $0.1 billion compared to year-to-date 2022.

Capital Expenditures and Capital Plan reflect Non-U.S. GAAP Financial Measures. Refer to "Non-U.S. GAAP Financial Measures" on page 8 and in the "Glossary" on page 19.

BUSINESS UNIT PERFORMANCE
Common Equity Earnings	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions)	2023	2022	FX (1)	Other	2023	2022	FX (1)	Other
Regulated Utilities
ITC	127	114	6	7	253	223	14	16
UNS Energy	70	77	4	(11)	160	120	7	33
Central Hudson	17	10	1	6	49	42	3	4
FortisBC Energy	23	17	—	6	147	136	—	11
FortisAlberta	41	35	—	6	81	71	—	10
FortisBC Electric	18	19	—	(1)	36	37	—	(1)
Other Electric (2)	42	33	1	8	72	59	2	11
	338	305	12	21	798	688	26	84
Non-Regulated
Energy Infrastructure (3)	6	19	—	(13)	24	13	—	11
Corporate and Other (4)	(50)	(40)	—	(10)	(91)	(67)	(1)	(23)
Common Equity Earnings	294	284	12	(2)	731	634	25	72
(1)    The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and Fortis Belize is the U.S. dollar. The reporting currency of Belize Electricity is the Belizean dollar, which is pegged to the U.S. dollar at BZ$2.00=US$1.00. The Corporate and Other segment includes certain transactions denominated in U.S. dollars
(2)    Consists of the utility operations in eastern Canada and the Caribbean: Newfoundland Power; Maritime Electric; FortisOntario; Wataynikaneyap Power; Caribbean Utilities; FortisTCI; and Belize Electricity
(3)    Consists of long-term contracted generation assets in Belize and Aitken Creek in British Columbia
(4)    Includes Fortis net corporate expenses and non-regulated holding company expenses

4	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis

ITC	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions)	2023	2022	FX	Other	2023	2022	FX	Other
Revenue (1)	519	468	25	26	1,038	928	58	52
Earnings (1)	127	114	6	7	253	223	14	16
(1)Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC and reflect consolidated purchase price accounting adjustments
Revenue
The increase in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to Rate Base growth and higher flow-through costs in customer rates.

Earnings
The increase in earnings, net of foreign exchange, for the quarter and year-to-date periods was due primarily to Rate Base growth and an increase in the market value of certain investments that support retirement benefits, partially offset by higher finance costs.

UNS Energy	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2023	2022	FX	Other	2023	2022	FX	Other
Retail electricity sales (GWh)	2,594	2,793	—	(199)	4,816	4,968	—	(152)
Wholesale electricity sales (GWh) (1)	1,252	1,411	—	(159)	2,631	2,804	—	(173)
Gas sales (PJ)	3	2	—	1	11	9	—	2
Revenue	661	648	33	(20)	1,401	1,186	72	143
Earnings	70	77	4	(11)	160	120	7	33
(1)    Primarily short-term wholesale sales
Sales
The decrease in retail electricity sales for the quarter and year-to-date periods was due primarily to lower air conditioning load associated with milder temperatures in the second quarter of 2023 as compared to the same period in 2022. The decrease was partially offset by customer additions.

The decrease in wholesale electricity sales for the quarter was due to lower long-term wholesale sales. On a year-to-date basis, the decrease in wholesale electricity sales was driven by lower short-term wholesale sales. Revenue from short-term wholesale sales, which relate to contracts that are less than one-year in duration, is primarily credited to customers through the PPFAC mechanism and, therefore, does not materially impact earnings.

The increase in gas sales for the quarter and year-to-date periods was due primarily to higher heating load associated with cooler temperatures in UNS Gas, Inc.'s service territory, as compared to the same periods in 2022.

Revenue
The decrease in revenue, net of foreign exchange, for the quarter was due primarily to: (i) lower retail and long-term wholesale electricity sales, discussed above; and (ii) lower revenue from short-term wholesale electricity sales due to pricing. The decrease was partially offset by the recovery of overall higher fuel and non-fuel costs through the normal operation of regulatory mechanisms.

The increase in revenue, net of foreign exchange, year to date was due primarily to: (i) the recovery of overall higher fuel and non-fuel costs through the normal operation of regulatory mechanisms; (ii) higher revenue from short-term and long-term wholesale sales due to favourable pricing; and (iii) customer additions. The increase was partially offset by lower retail electricity sales, driven by milder weather, and lower short-term wholesale sales.

Earnings
The decrease in earnings, net of foreign exchange, for the quarter was due primarily to: (i) lower retail electricity sales, due to milder weather; (ii) the timing of long-term wholesale electricity sales; and (iii) higher operating costs, primarily reflecting inflationary increases. The decrease was partially offset by lower depreciation expense associated with the retirement of the San Juan generating station in June 2022, and an increase in the market value of certain investments that support retirement benefits.

5	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
The increase in earnings, net of foreign exchange, year to date was due to: (i) favourable margins on long-term wholesale sales and higher transmission revenue due to market conditions; (ii) lower depreciation expense associated with the retirement of the San Juan generating station in June 2022; and (iii) an increase in the market value of certain investments that support retirement benefits. The increase was partially offset by higher operating costs, primarily reflecting inflationary increases. Retail electricity margin was largely flat on a year-to-date basis, as the impact of lower retail electricity sales, driven by milder weather, was offset by customer additions and an increase in lost fixed cost recovery revenue.

Central Hudson	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2023	2022	FX	Other	2023	2022	FX	Other
Electricity sales (GWh)	1,143	1,261	—	(118)	2,410	2,517	—	(107)
Gas sales (PJ)	4	4	—	—	13	14	—	(1)
Revenue	317	281	15	21	759	656	42	61
Earnings	17	10	1	6	49	42	3	4

Sales
The decrease in electricity sales for the quarter and year-to-date periods was due primarily to milder weather.

Gas sales for the quarter and year-to-date periods were relatively consistent with the comparable periods in 2022.

Changes in electricity and gas sales at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact revenue and earnings.

Revenue
The increase in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to: (i) the flow-through of higher energy supply costs driven by commodity prices; and (ii) and an increase in gas and electricity delivery rates effective July 1, 2022.

Earnings
The increase in earnings, net of foreign exchange, for the quarter and year-to-date periods was due primarily to Rate Base growth and the timing of operating expenses, partially offset by finance costs in excess of amounts collected in customer rates.

FortisBC Energy
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2023	2022	Variance	2023	2022	Variance
Gas sales (PJ)	41	47	(6)	120	128	(8)
Revenue	362	396	(34)	1,117	1,090	27
Earnings	23	17	6	147	136	11

Sales
The decrease in gas sales for the quarter and year-to-date periods was due primarily to lower average consumption by residential, commercial and transportation customers, largely due to unfavourable weather, partially offset by customer additions.

Revenue
The decrease in revenue for the quarter was due primarily to a lower cost of natural gas recovered from customers and the normal operation of regulatory mechanisms, partially offset by Rate Base growth.

The increase in revenue year to date was due primarily to Rate Base growth and higher gas mitigation incentive revenue, partially offset by the normal operation of regulatory mechanisms.

Earnings
The increase in earnings for the quarter was due primarily to Rate Base growth and the timing of operating costs. The increase year to date was due primarily to Rate Base growth and higher gas mitigation incentive revenue, partially offset by higher operating costs.

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

6	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis

FortisAlberta
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2023	2022	Variance	2023	2022	Variance
Electricity deliveries (GWh)	3,899	3,794	105	8,409	8,378	31
Revenue	181	169	12	360	336	24
Earnings	41	35	6	81	71	10

Deliveries
The increase in electricity deliveries for the quarter was due to higher average consumption, largely associated with industrial customers, as well as customer additions.

The increase in electricity deliveries year to date was due primarily to customer additions as well as higher average consumption by commercial and industrial customers. This increase was partially offset by lower average consumption by residential customers due to milder weather in the first quarter of 2023.

As approximately 85% of FortisAlberta's revenue is derived from fixed or largely fixed billing determinants, changes in quantities of energy delivered are not entirely correlated with changes in revenue. Revenue is a function of numerous variables, many of which are independent of actual energy deliveries. Significant variations in weather conditions, however, can impact revenue and earnings.

Revenue and Earnings
The increase in revenue and earnings for the quarter and year-to-date periods was due primarily to Rate Base growth and the operation of the PBR efficiency carry-over mechanism, which was earned in the second term of PBR and recognized in 2023. This increase was partially offset by the lower recovery of costs attributable to REAs (see "Regulatory Matters" on page 9). The timing of operating costs also favourably impacted earnings for the quarter and year-to-date periods.

FortisBC Electric
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2023	2022	Variance	2023	2022	Variance
Electricity sales (GWh)	784	762	22	1,755	1,730	25
Revenue	116	108	8	255	237	18
Earnings	18	19	(1)	36	37	(1)

Sales
The increase in electricity sales for the quarter and year-to-date periods was due primarily to higher average consumption, largely associated with industrial customers, as well as customer additions.

Revenue
The increase in revenue for the quarter and year-to-date periods was due to the normal operation of regulatory deferrals, Rate Base growth and higher electricity sales, partially offset by a decrease in third party contract work.

Earnings
The decrease in earnings for the quarter and year-to-date periods was due to the timing of operating costs, partially offset by Rate Base growth.

Due to regulatory deferral mechanisms, changes in consumption levels do not materially impact earnings.

Other Electric	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2023	2022	FX	Other	2023	2022	FX	Other
Electricity sales (GWh)	2,294	2,195	—	99	5,331	5,201	—	130
Revenue	420	384	6	30	927	843	12	72
Earnings	42	33	1	8	72	59	2	11

Sales
The increase in electricity sales for the quarter and year-to-date periods was due primarily to higher average consumption by residential and commercial customers, as well as customer additions.

7	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Revenue
The increase in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to higher electricity sales, discussed above, the flow-through of higher energy supply costs, and the normal operation of regulatory mechanisms at Newfoundland Power.

Earnings
The increase in earnings, net of foreign exchange, for the quarter and year-to-date periods was due to Rate Base growth and higher electricity sales, as well as equity income from Wataynikaneyap Power.

Energy Infrastructure
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2023	2022	Variance	2023	2022	Variance
Electricity sales (GWh)	29	37	(8)	60	54	6
Revenue	18	33	(15)	56	46	10
Earnings	6	19	(13)	24	13	11
Sales
The change in electricity sales reflected variations in hydroelectric production in Belize associated with rainfall levels.

Revenue and Earnings
Revenue and earnings for the quarter decreased due primarily to the unfavourable impact of mark-to-market accounting of natural gas derivatives at Aitken Creek, which resulted in unrealized losses of $8 million in the second quarter of 2023 compared to unrealized gains of $12 million for the same period in 2022. The decrease was partially offset by higher margins on gas sold at Aitken Creek.

Revenue and earnings year to date increased due primarily to higher volumes and margins on gas sold at Aitken Creek and higher hydroelectric production in Belize. The increase was partially offset by the unfavourable impact of mark-to-market accounting of natural gas derivatives at Aitken Creek, which resulted in unrealized losses of $10 million year-to-date 2023 compared to $7 million for the same period in 2022.

Aitken Creek is subject to commodity price risk, as it purchases and holds natural gas in storage to earn a profit margin from its ultimate sale. Aitken Creek mitigates this risk by using derivatives to materially lock in the profit margin that will be realized upon the sale of natural gas. The fair value accounting of these derivatives creates timing differences and the resultant earnings volatility can be significant.

In May 2023, the Corporation announced a definitive share purchase and sale agreement to sell its 93.8% ownership interest in Aitken Creek. See "Key Developments" on page 1 for further information.

Corporate and Other	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions)	2023	2022	FX	Other	2023	2022	FX	Other
Net expenses	(50)	(40)	—	(10)	(91)	(67)	(1)	(23)

The increase in net expenses, net of foreign exchange, for the quarter and year-to-date periods was primarily due to higher finance costs, reflecting higher interest rates and balances outstanding on the Corporation's credit facilities, as well as the refinancing of long-term debt in the second quarter of 2022.

NON-U.S. GAAP FINANCIAL MEASURES
Adjusted Common Equity Earnings, Adjusted Basic EPS and Capital Expenditures are Non-U.S. GAAP Financial Measures and may not be comparable with similar measures used by other entities. They are presented because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects.

Net earnings attributable to common equity shareholders (i.e., Common Equity Earnings) and basic EPS are the most directly comparable U.S. GAAP measures to Adjusted Common Equity Earnings and Adjusted Basic EPS, respectively. These adjusted measures reflect the removal of items that management excludes in its key decision-making processes and evaluation of operating results.

Capital Expenditures include additions to property, plant and equipment and additions to intangible assets, as shown on the condensed consolidated statements of cash flows. It also includes Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, consistent with Fortis' evaluation of operating results and its role as project manager during the construction of this Major Capital Project.

8	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis

Non-U.S. GAAP Reconciliation
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2023	2022	Variance	2023	2022	Variance
Adjusted Common Equity Earnings and Adjusted Basic EPS
Common Equity Earnings	294	284	10	731	634	97
Adjusting item:
Unrealized loss (gain) on mark-to-market of derivatives (1)	8	(12)	20	10	7	3
Adjusted Common Equity Earnings	302	272	30	741	641	100
Adjusted Basic EPS ($)	0.62	0.57	0.05	1.53	1.34	0.19

Capital Expenditures
Additions to property, plant and equipment	938	827	111	1,845	1,693	152
Additions to intangible assets	44	58	(14)	91	107	(16)
Adjusting item:
Wataynikaneyap Transmission Power Project (2)	43	45	(2)	84	94	(10)
Capital Expenditures	1,025	930	95	2,020	1,894	126
(1)    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $3 million and $4 million for the three and six months ended June 30, 2023, respectively (income tax expense of $5 million and income tax recovery of $3 million for the three and six months ended June 30, 2022, respectively), included in the Energy Infrastructure segment
(2)Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Electric segment

FOCUS ON SUSTAINABILITY

Fortis' focus on sustainability is outlined in its 2022 Annual MD&A. Through 2023, the Corporation has continued to advance work on a range of sustainability initiatives. In August 2023, Fortis released its 2023 Sustainability Update Report, which summarizes recent progress and includes key performance indicators for 2022. Fortis utilities continue to add new renewable energy resources and decarbonize operations while advancing a cleaner energy transition for customers. The Corporation has reduced direct GHG emissions by 29% through 2022 compared to 2019 levels, marking significant progress towards our interim targets to reduce GHG emissions 50% by 2030 and 75% by 2035, as well as our 2050 net-zero direct GHG emissions target. In addition, over the last four years, the GHG intensity of delivered energy has consistently decreased, while net electricity generated by renewable sources and avoided emissions from the use of renewable natural gas has increased significantly.

The report highlights Fortis' advancements in DEI. The Corporation has achieved its Board diversity targets, with 58% of the Board comprised of women and two of twelve members identifying as visible minorities. Our commitment to advancing DEI is reflected in our leadership at Fortis Inc., where 50% of our executive team are women. In addition, to further support Fortis' sustainability reporting, limited third-party assurance was obtained on select 2022 GHG emissions data and Board diversity metrics.

As we transition to a cleaner energy future, customer affordability, safety and reliability remain top priorities and are the cornerstones of our sustainability strategy. Fortis utilities continue to focus on controlling costs, identifying efficiencies and implementing innovative practices to maintain affordability.

REGULATORY MATTERS

ITC
ITC Midwest Capital Structure Complaint: In 2022, FERC issued an order denying the complaint filed by ICAT requesting that ITC Midwest's common equity component of capital structure be reduced from 60% to 53%. In March 2023, FERC confirmed its decision following ICAT's request for rehearing.

MISO Base ROE: In 2022, the D.C. Circuit Court issued a decision vacating certain FERC orders that had established the methodology for setting the base ROE for transmission owners operating in the MISO region, including ITC. This matter dates back to complaints filed at FERC in 2013 and 2015 challenging the MISO base ROE then in effect. The court has remanded the matter to FERC for further process, the timing and outcome of which is unknown. Although any potential impact to Fortis is uncertain, every 10-basis point change in ROE at ITC impacts Fortis' annual EPS by approximately $0.01.

Transmission Incentives: In 2021, FERC issued a supplemental NOPR on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point RTO ROE incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding is unknown.

9	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Transmission ROFR: The State of Iowa has granted incumbent electric transmission owners, including ITC, a ROFR to construct, own and maintain certain electric transmission assets in the state. A challenge against the ROFR statute by certain plaintiffs was initially dismissed by the District Court on the grounds that the plaintiffs lacked standing. In March 2023, the Iowa Supreme Court determined that the plaintiffs have standing to challenge the Iowa ROFR statute, issued a temporary injunction staying enforcement of the ROFR statute, and remanded the matter to the District Court to decide the merits of the claim. ITC previously exercised its right to construct certain electric transmission projects approved and awarded by MISO, including projects associated with the first tranche of MISO's LRTP. Management does not believe that this proceeding will impact projects that have already been approved and under development; however, the timing of this proceeding and any impact on future projects, is unknown.

UNS Energy
TEP General Rate Application: In July 2023, the ALJ issued a recommended opinion and order on TEP's general rate application recommending, among other things, an increase in non-fuel revenue of US$102 million, a 9.4% ROE with a 0.2% return on the fair value increment, and a 54.32% common equity component of capital structure. TEP's existing ROE and common equity component of capital structure is 9.15% and 53%, respectively. While the timing and outcome of this proceeding is unknown, the ALJ recommended that the new rates become effective on or after September 1, 2023.

PPFAC Mechanism: The PPFAC mechanism allows for the timely recovery or return of purchased power and fuel costs, as compared to that collected in customer rates, at TEP and UNSE. The PPFAC balance has increased in recent years, reflecting higher commodity costs. In May 2023, the ACC approved rate adjustments at TEP and UNSE to collect the PPFAC balances over 12- and 33-month periods, respectively.

Central Hudson
General Rate Application: In July 2023, Central Hudson filed a rate application with the PSC requesting an increase in electric and gas delivery rates effective July 1, 2024. The application includes a request to set Central Hudson's allowed ROE at 9.8% and a 50% common equity component of capital structure. The timing and outcome of this proceeding is unknown.

CIS Implementation: In January 2023, Central Hudson filed a response to the PSC's Order to Commence Proceeding and Show Cause, which had directed Central Hudson to explain why the PSC should not pursue civil or administrative penalties or initiate a proceeding to review the prudence of implementation costs associated with its new CIS. In July 2023, an interim agreement was reached with the PSC, in which Central Hudson agreed to independent third-party verification of recent system improvements related to its billing system, and to accelerate the implementation of its monthly meter reading plan. The timing and outcome of this proceeding remains unknown.

FortisBC Energy and FortisBC Electric
GCOC Proceeding: In 2021, the BCUC initiated a proceeding including a review of the common equity component of capital structure and the allowed ROE. FortisBC filed a final argument with the BCUC in December 2022 and the proceeding remains ongoing, with a decision expected in the third quarter 2023. The decision could be effective retroactively to January 1, 2023.

FortisAlberta
2024 GCOC Proceeding: In 2022, the AUC initiated proceedings to establish the cost of capital parameters for Alberta regulated utilities, including consideration of a formula-based approach to setting the allowed ROE for 2024 and beyond. The proceeding remains ongoing, and a decision from the AUC is expected in the second half of 2023.

Third PBR Term: In 2021, the AUC issued a decision confirming that Alberta distribution utilities will be subject to a third PBR term commencing in 2024. The AUC also initiated a new proceeding to consider the design of the third PBR term. The proceeding remains ongoing, and a decision from the AUC is expected in the second half of 2023.

REA Cost Recovery: In 2021, the AUC determined that costs attributable to REAs, approximating $10 million annually, can no longer be recovered from FortisAlberta's rate payers, effective January 1, 2023. In April 2023, the Alberta Court of Appeal dismissed FortisAlberta's appeal which had asserted that the AUC erred in preventing the company from recovering these costs from its own rate payers to the extent that such costs cannot be recovered directly from REAs. FortisAlberta continues to assess other means, including legislative amendments, to recover these costs.

10	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
FINANCIAL POSITION

Significant Changes between June 30, 2023 and December 31, 2022

Balance Sheet Account	Increase (Decrease)
($ millions)	FX	Other	Explanation
Cash and cash equivalents	(3)	484	Primarily reflects the timing of debt issuances, net of debt repayments, at ITC. Balances on hand have been largely invested in short-term deposits.
Accounts receivable and other current assets	(30)	(729)	Due to the seasonality of sales in Canada and a decrease in the fair value of energy contracts at UNS Energy and FortisBC Energy.
Assets held for sale	—	561	Reflects the pending sale of Aitken Creek. See "Key Developments" on page 1 and Note 7 of the Interim Financial Statements.
Inventories	(9)	(118)	Due to the reclassification of gas inventory at Aitken Creek to assets held for sale, as well as a lower weighted average cost and volume of natural gas in storage at FortisBC Energy.
Property, plant and equipment, net	(617)	731	Due to capital expenditures, partially offset by depreciation and the reclassification of property, plant and equipment at Aitken Creek to assets held for sale.
Goodwill	(254)	(27)	Reflects the reclassification of goodwill associated with Aitken Creek to assets held for sale.
Short-term borrowings	(6)	(167)	Reflects the repayment of commercial paper at ITC.
Accounts payable and other current liabilities	(36)	(820)	Due to the timing of the declaration of common share dividends as well as lower amounts owing for energy supply costs, primarily at UNS Energy and FortisBC Energy.
Liabilities associated with assets held for sale	—	129	Reflects the pending sale of Aitken Creek. See "Key Developments" on page 1 and Note 7 of the Interim Financial Statements.
Regulatory liabilities (current and long-term)	(57)	(141)	Reflects a decrease in unrealized gains on energy contracts at UNS Energy, which are utilized to reduce exposure to changes in energy prices.
Long-term debt (including current portion)	(429)	1,109	Reflects debt issuances, partially offset by debt repayments, as well as lower borrowings under committed credit facilities, in support of the Corporation's Capital Plan.
Shareholders' equity	(340)	689	Due primarily to: (i) Common Equity Earnings for the six months ended June 30, 2023, less dividends declared on common shares; and, (ii) the issuance of common shares, largely under the DRIP.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Requirements
At the subsidiary level, it is expected that operating expenses and interest costs will be paid from Operating Cash Flow, with varying levels of residual cash flow available for capital expenditures and/or dividend payments to Fortis. Remaining capital expenditures are expected to be financed primarily from borrowings under credit facilities, long-term debt offerings and equity injections from Fortis. Borrowings under credit facilities may be required periodically to support seasonal working capital requirements.

Cash required of Fortis to support subsidiary growth is generally derived from borrowings under the Corporation's committed credit facility, the operation of the DRIP and issuances of common shares, preference equity and long-term debt. The subsidiaries pay dividends to Fortis and receive equity injections from Fortis when required. Both Fortis and its subsidiaries initially borrow through their committed credit facilities and periodically replace these borrowings with long-term financing. Financing needs also arise to refinance maturing debt.

11	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.7 billion of the total credit facilities are committed with maturities ranging from 2023 through 2028. Available credit facilities are summarized in the following table.

Credit Facilities
As at	Regulated Utilities	Corporate and Other	June 30, 2023	December 31, 2022
($ millions)
Total credit facilities (1)	3,963	2,034	5,997	5,850
Credit facilities utilized:
Short-term borrowings	(80)	—	(80)	(253)
Long-term debt (including current portion)	(792)	(770)	(1,562)	(1,657)
Letters of credit outstanding	(57)	(38)	(95)	(128)
Credit facilities unutilized	3,034	1,226	4,260	3,812
(1)    See Note 14 in the 2022 Annual Financial Statements for a description of the credit facilities as at December 31, 2022.

In April 2023, ITC increased its total credit facilities available from US$900 million to US$1 billion and extended the maturity to April 2028.

In May 2023, the Corporation amended its $1.3 billion revolving term committed credit facility agreement to extend the maturity to July 2028.

Also in May 2023, the Corporation extended the maturity on its unsecured US$500 million non-revolving term credit facility to May 2024. The facility is repayable at any time without penalty, and provides the Corporation with additional, cost effective short-term financing.

The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, its subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis, including restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends, based on management's intent to maintain the subsidiaries' regulator-approved capital structures. Fortis does not expect that maintaining such capital structures will impact its ability to pay dividends in the foreseeable future.

As at June 30, 2023, consolidated fixed-term debt maturities/repayments are expected to average $1,472 million annually over the next five years and approximately 73% of the Corporation's consolidated long-term debt, excluding credit facility borrowings, had maturities beyond five years.

In November 2022, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. As at June 30, 2023, $2.0 billion remained available under the short-form base shelf prospectus.

Fortis is well positioned with strong liquidity. This combination of available credit facilities and manageable annual debt maturities/repayments provides flexibility in the timing of access to capital markets. Given current credit ratings and capital structures, the Corporation and its subsidiaries currently expect to continue to have reasonable access to long-term capital in 2023.

Fortis and its subsidiaries were in compliance with debt covenants as at June 30, 2023 and are expected to remain compliant in 2023.

Cash Flow Summary
Summary of Cash Flows
Periods ended June 30	Quarter			Year-to-Date
($ millions)	2023	2022	Variance	2023	2022	Variance
Cash and cash equivalents, beginning of period	576	365	211	209	131	78
Cash from (used in):
Operating activities	944	759	185	1,859	1,572	287
Investing activities	(1,013)	(918)	(95)	(1,954)	(1,834)	(120)
Financing activities	209	124	85	597	461	136
Effect of exchange rate changes on cash and cash equivalents	(7)	8	(15)	(2)	8	(10)
Change in cash associated with assets held for sale	(19)	—	(19)	(19)	—	(19)
Cash and cash equivalents, end of period	690	338	352	690	338	352

Operating Activities
See "Performance at a Glance - Operating Cash Flow" on page 4.

12	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Investing Activities
The Corporation's Capital Plan for 2023 is estimated to be $4.3 billion, an increase of approximately 7% from $4.0 billion in 2022. The increase in cash used in investing activities for the quarter and year-to-date periods reflects higher capital investments planned for 2023, as well as the higher U.S.-to-Canadian dollar exchange rate. See "Capital Plan" on page 14.

Financing Activities
Cash flows related to financing activities will fluctuate largely as a result of changes in the subsidiaries' capital expenditures and the amount of Operating Cash Flow available to fund those capital expenditures, which together impact the amount of funding required from debt and common equity issuances. The increase in cash provided by financing activities in 2023 also reflects the advancement of certain planned debt issuances in consideration of further expected increases in interest rates. See "Cash Flow Requirements" on page 11.

Debt Financing
Significant Long-Term Debt Issuances
Year-to-date June 30, 2023	Month	Interest Rate					Use of Proceeds
($ millions, except as noted)	Issued	(%)		Maturity	Amount
ITC
Unsecured senior notes	June	5.40	(1)	2033	US	500	(2) (3) (4)
Unsecured senior notes	June	4.95	(5)	2027	US	300	(2) (3) (4)
UNS Energy
Unsecured senior notes	February	5.50		2053	US	375	(2) (3)
FortisAlberta
Unsecured senior debentures	May	4.86		2053	200		(3) (4)
Central Hudson
Unsecured senior notes	March	5.68		2033	US	40	(3) (4)
Unsecured senior notes	March	5.78		2035	US	15	(3) (4)
Unsecured senior notes	March	5.88		2038	US	35	(3) (4)
(1)    ITC entered into interest rate locks which reduced the effective interest rate to 5.32%. See Note 13 to the Interim Financial Statements
(2)    Repay maturing long-term debt
(3)    General corporate purposes
(4)     Repay short-term and/or credit facility borrowings
(5)     Represents a second tranche of ITC's existing 4.95% senior notes, originally issued in 2022

Common Equity Financing
Common Equity Issuances and Dividends Paid
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2023	2022	Variance	2023	2022	Variance
Common shares issued:
Cash (1)	14	18	(4)	28	40	(12)
Non-cash (2)	102	93	9	205	188	17
Total common shares issued	116	111	5	233	228	5
Number of common shares issued (# millions)	2.0	1.8	0.2	4.2	3.9	0.3
Common share dividends paid:
Cash	(172)	(164)	(8)	(342)	(324)	(18)
Non-cash (3)	(102)	(92)	(10)	(205)	(186)	(19)
Total common share dividends paid	(274)	(256)	(18)	(547)	(510)	(37)
Dividends paid per common share ($)	0.565	0.535	0.03	1.13	1.07	0.06
(1)    Includes common shares issued under stock option and employee share purchase plans
(2)    Common shares issued under the DRIP and stock option plan
(3)    Common share dividends reinvested under the DRIP

On February 9, 2023, Fortis declared a dividend of $0.565 per common share which was paid on June 1, 2023, and on August 1, 2023, Fortis declared a dividend of $0.565 per common share payable on September 1, 2023. The payment of dividends is at the discretion of the Board and depends on the Corporation's financial condition and other factors.

13	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Contractual Obligations
There were no material changes to the contractual obligations disclosed in the 2022 Annual MD&A, except issuances of long-term debt and credit facility utilization (see "Cash Flow Summary" on page 12).

Off-Balance Sheet Arrangements
There were no material changes to off-balance sheet arrangements from those disclosed in the 2022 Annual MD&A.

Capital Structure and Credit Ratings
Fortis requires ongoing access to capital and, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

Consolidated Capital Structure	June 30, 2023		December 31, 2022
As at	($ millions)	(%)	($ millions)	(%)
Debt (1)	28,817	55.4	28,792	55.8
Preference shares	1,623	3.1	1,623	3.1
Common shareholders' equity and non-controlling interests (2)	21,554	41.5	21,219	41.1
	51,994	100.0	51,634	100.0
(1)    Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash
(2)    Includes shareholders' equity, excluding preference shares, and non-controlling interests. Non-controlling interests represented 3.5% as at June 30, 2023 (December 31, 2022 - 3.5%)

Outstanding Share Data
As at August 1, 2023, the Corporation had issued and outstanding 486.5 million common shares and the following First Preference Shares: 5.0 million Series F; 9.2 million Series G; 7.7 million Series H; 2.3 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

Only the common shares of the Corporation have voting rights. The Corporation's first preference shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were converted as at August 1, 2023, an additional 2.1 million common shares would be issued and outstanding.

Credit Ratings
The Corporation's credit ratings shown below reflect its low risk profile, diversity of operations, the stand-alone nature and financial separation of each regulated subsidiary, and the level of holding company debt.

As at June 30, 2023	Rating	Type	Outlook
S&P	A-	Issuer	Stable
	BBB+	Unsecured debt
DBRS Morningstar	A (low)	Issuer	Stable
	A (low)	Unsecured debt
Moody's	Baa3	Issuer	Stable
	Baa3	Unsecured debt

In May 2023, DBRS Morningstar confirmed the Corporation's A (low) issuer and senior unsecured debt credit ratings and stable outlook.

In July 2023, S&P confirmed the Corporation's 'A-' issuer and 'BBB+' senior unsecured debt credit ratings and stable outlook.

Capital Plan
Year-to-date Capital Expenditures of $2.0 billion are consistent with expectations and the Corporation's annual $4.3 billion Capital Plan is on track.

While global supply chain constraints and inflation represent potential concerns, the Corporation does not expect a material impact on its 2023-2027 Capital Plan, although certain planned expenditures may shift within the five years. The Corporation continues to proactively work to mitigate supply chain constraints by identifying high priority materials and consolidating buying power to improve outcomes, increasing inventory levels, and closely working with suppliers to ensure material availability.

14	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis

Capital Expenditures (1)
Year-to-date June 30, 2023	Regulated Utilities
		UNS Energy	Central Hudson	FortisBC Energy	Fortis Alberta	FortisBC Electric	Other Electric	Total Regulated Utilities	Non- Regulated
($ millions, except as indicated)	ITC									(2)	Total
Total	600	368	156	239	301	62	292	2,018	2		2,020
(1)    See "Non-U.S. GAAP Financial Measures" on page 8
(2)    Energy Infrastructure segment

Five-Year Capital Plan
The 2023-2027 Capital Plan is targeted at $22.3 billion, reflecting an average of $4.5 billion of Capital Expenditures annually. In total, Fortis expects to invest $5.9 billion in cleaner energy over the five-year period. The Capital Plan is low risk and highly executable, with 99% of planned expenditures to occur at the regulated utilities and only 17% relating to Major Capital Projects. Geographically, 55% of planned expenditures are expected in the U.S., including 26% at ITC, with 41% in Canada and the remaining 4% in the Caribbean.

Planned Capital Expenditures are based on detailed forecasts of energy demand as well as labour and material costs, including inflation, supply chain availability, general economic conditions, foreign exchange rates and other factors. These could change and cause actual expenditures to differ from forecast.

Major Capital Project Updates
FortisBC Energy
In May 2023, the CPCN application for the AMI project was approved by the BCUC. The project includes replacement of residential and small commercial meters with advanced meters to support the safety, resiliency, and efficient operation of the gas distribution system. The project is expected to commence in the second half of 2023.

FortisBC Energy submitted a supplemental filing with the BCUC in May 2023 for the Okanagan Capacity Upgrade project, to provide updates to key evidence in the proceeding based on recently available information. With respect to the Tilbury LNG Storage Expansion project, the regulatory process was adjourned in March 2023 in order for FortisBC Energy to prepare further information in support of the CPCN application. As a result, BCUC approval for both projects could be later than originally expected.

FortisBC Energy received approval from the BCUC in May 2023, as directed by Order of the Lieutenant Governor in Council, for amended transportation rate schedules for the Eagle Mountain Woodfibre Gas Line project. This approval brings the project one-step closer to commencement of construction. FortisBC Energy continues to receive deposit funding from Woodfibre LNG Limited for development expenditures to be incurred for the project.

Additional Investment Opportunities
Propel New York Energy Project
Central Hudson owns a minority equity interest in Transco, a joint venture with affiliates of other investor-owned utilities in New York State, which was created to develop, own, and operate electric transmission projects in the state. In June 2023, the New York Independent System Operator selected a proposal by Transco, in partnership with the New York Power Authority, to construct transmission infrastructure to deliver at least 3,000 MW from Long Island offshore wind facilities to the rest of the state by 2030. Transco's portion of the project, titled the "Propel New York Energy Project," is estimated to cost approximately US$2.2 billion, of which Central Hudson will contribute approximately 10%.

BUSINESS RISKS

The Corporation's business risks remain substantially unchanged from those disclosed in its 2022 Annual MD&A. See "Regulatory Matters" on page 9 and "Outlook" on page 18 for applicable updates.

ACCOUNTING MATTERS

Accounting Policies
The Interim Financial Statements have been prepared following the same accounting policies and methods as those used to prepare the 2022 Annual Financial Statements.

15	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Critical Accounting Estimates
The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

There were no material changes to the nature of the Corporation's critical accounting estimates or contingencies from those disclosed in the 2022 Annual MD&A.

FINANCIAL INSTRUMENTS

Long-Term Debt and Other
As at June 30, 2023, the carrying value of long-term debt, including the current portion, was $29.3 billion (December 31, 2022 - $28.6 billion) compared to an estimated fair value of $26.9 billion (December 31, 2022 - $25.8 billion).

The consolidated carrying value of the remaining financial instruments, other than derivatives, approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

Derivatives
Derivatives are recorded at fair value with certain exceptions, including those derivatives that qualify for the normal purchase and normal sale exception.

There were no material changes with respect to the nature and purpose, methodologies for fair value determination, and portfolio of the Corporation's derivatives from those disclosed in the 2022 Annual MD&A, except for interest rate locks utilized at ITC and Fortis, as disclosed in Note 13 to the Interim Financial Statements.

SUMMARY OF QUARTERLY RESULTS
		Common Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter ended	($ millions)	($ millions)	($)	($)
June 30, 2023	2,594	294	0.61	0.61
March 31, 2023	3,319	437	0.90	0.90
December 31, 2022	3,168	370	0.77	0.77
September 30, 2022	2,553	326	0.68	0.68
June 30, 2022	2,487	284	0.59	0.59
March 31, 2022	2,835	350	0.74	0.74
December 31, 2021	2,583	328	0.69	0.69
September 30, 2021	2,196	295	0.63	0.62

Generally, within each calendar year, quarterly results fluctuate in accordance with seasonality. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric distribution utilities in the U.S. are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Generally, from one calendar year to the next, quarterly results reflect: (i) continued organic growth driven by the Corporation's Capital Plan; (ii) any significant temperature fluctuations from seasonal norms; (iii) the impact of market conditions, particularly with respect to long-term wholesale sales and transmission revenue at UNS Energy, as well as margins realized on gas sold at Aitken Creek; (iv) the timing and significance of any regulatory decisions; (v) changes in the U.S.-to-Canadian dollar exchange rate; (vi) for revenue, the flow-through in customer rates of commodity costs; and (vii) for EPS, increases in the weighted average number of common shares outstanding.

June 2023/June 2022
See "Performance at a Glance" on page 2.

16	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
March 2023/March 2022
Common Equity Earnings increased by $87 million and basic EPS increased by $0.16 in comparison to the first quarter of 2022 due to Rate Base growth, mainly at ITC and the western Canadian utilities, as well as higher earnings at UNS Energy. Market conditions resulted in wholesale electricity sales with favourable margin and higher transmission revenue at UNS Energy in the first quarter of 2023 compared to later quarters in 2022. Higher retail electricity sales, including the impact of favourable weather, and lower depreciation expense associated with the retirement of the San Juan generating station in June 2022, also contributed to results in Arizona. Results for the quarter also reflected higher earnings at Aitken Creek, an increase in the market value of investments that support retirement benefits at UNS Energy and ITC, and a higher U.S.-to-Canadian dollar foreign exchange rate, partially offset by higher corporate finance costs. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

December 2022/December 2021
Common Equity Earnings increased by $42 million and basic EPS increased by $0.08 in comparison to the fourth quarter of 2021 due to: (i) Rate Base growth; (ii) higher retail electricity sales and transmission revenue at UNS Energy; (iii) higher earnings from the energy infrastructure segment driven by hydroelectric production in Belize, as well as the favourable impact of market conditions at Aitken Creek; and (iv) the timing of expenses at FortisAlberta. The translation of U.S. dollar-denominated subsidiary earnings at the higher U.S.-to-Canadian dollar foreign exchange rate and lower stock-based compensation costs also contributed to results with these impacts exceeding the related losses associated with hedging activities. The increase in earnings was partially offset by higher corporate costs, reflecting higher finance costs and a lower income tax recovery, as well as lower earnings at Central Hudson, reflecting the finalization of the company's rate application in late 2021 with retroactive application to July 1, 2021. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

September 2022/September 2021
Common Equity Earnings increased by $31 million and basic EPS increased by $0.05 in comparison to the third quarter of 2021 due to: (i) Rate Base growth, mainly at ITC; (ii) higher retail electricity sales, transmission revenue and earnings associated with the Oso Grande generating facility in Arizona; (iii) higher earnings from the energy infrastructure segment mainly due to mark-to-market accounting of natural gas derivatives and higher hydroelectric production in Belize; and (iv) the impact of new customer rates and the timing of operating costs at Central Hudson.

Growth was tempered by the timing of expenses in Alberta and a favourable adjustment recognized in 2021 related to interest rate swaps at ITC. Results for the third quarter of 2022 were also impacted by significant items at ITC, including costs associated with the suspension of the Lake Erie Connector project, and the revaluation of deferred income tax assets due to a reduction in the corporate income tax rate in the state of Iowa. The impact of mark-to-market losses associated with hedging activities was more than offset by lower stock-based compensation costs and the translation of U.S. dollar-denominated subsidiary earnings at the higher U.S.-to-Canadian dollar foreign exchange rate. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

RELATED-PARTY AND INTER-COMPANY TRANSACTIONS
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and six months ended June 30, 2023 and 2022.

The lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy of $6 million and $15 million for the three and six months ended June 30, 2023, respectively (three and six months ended June 30, 2022 - $7 million and $20 million, respectively) are inter-company transactions between non-regulated and regulated entities, which were not eliminated on consolidation.

As at June 30, 2023, accounts receivable included $4 million due from Belize Electricity (December 31, 2022 - $7 million).

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at June 30, 2023 and December 31, 2022, there were no inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three and six months ended June 30, 2023 and 2022.

17	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
OUTLOOK
Fortis continues to enhance shareholder value through the execution of its Capital Plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. While energy price volatility, global supply chain constraints, increasing interest rates and inflation represent potential concerns, the Corporation does not expect these factors to have a material impact on its operations or financial results in 2023.

Fortis is executing on the transition to a cleaner energy future and is on track to achieve its corporate-wide targets to reduce GHG emissions by 50% by 2030 and 75% by 2035. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to further decarbonize over the long-term, while preserving customer reliability and affordability.

The Corporation's $22.3 billion five-year Capital Plan is expected to increase midyear Rate Base from $34.1 billion in 2022 to $46.1 billion by 2027, translating into a five-year CAGR of 6.2%.

Beyond the five-year Capital Plan, additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with the IRA and the MISO LRTP; climate adaptation and grid resiliency investments; renewable gas solutions and LNG infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects its long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4-6% annually through 2027, and is premised on the assumptions and material factors listed under "Forward-Looking Information".

FORWARD-LOOKING INFORMATION
Fortis includes forward-looking information in the MD&A within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: the expected timing and outcome of the sale of Aitken Creek; forecast capital expenditures for 2023 and 2023-2027, including cleaner energy investments; the 2030 GHG emissions reduction target; the 2035 GHG emissions reduction target; the 2050 net-zero direct GHG emissions target; the expected timing, outcome and impact of regulatory proceedings and decisions; the expected funding sources for operating expenses, interest costs and capital expenditures; the expectation that maintaining the capital structures of the regulated operating subsidiaries will not have an impact on the Corporation's ability to pay dividends in the foreseeable future; the expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants in 2023; the expectation that energy price volatility, global supply chain constraints, increasing interest rates and inflation will not have a material impact on operations or financial results in 2023; forecast Rate Base and Rate Base growth through 2027; the nature, timing, benefits and expected costs of certain capital projects, including FortisBC Energy's AMI project, Okanagan Capacity Upgrade project, Tilbury LNG Storage Expansion project, and Eagle Mountain Woodfibre Gas Pipeline project, and additional opportunities beyond the Capital Plan, including Central Hudson's investment in the Propel New York Energy project through Transco, investments associated with the IRA, the MISO LRTP, climate adaptation and grid resiliency, renewable gas solutions and LNG infrastructure in British Columbia, and the acceleration of cleaner energy infrastructure; and the expectation that long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4-6% annually through 2027.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: no material impact from energy price volatility, global supply chain constraints and inflation; reasonable regulatory decisions and the expectation of regulatory stability; the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risks" in the 2022 Annual MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission. Key risk factors for 2023 include, but are not limited to: uncertainty regarding changes in utility regulation, including the outcome of regulatory proceedings at the Corporation's utilities; the physical risks associated with the provision of electric and gas service, which are exacerbated by the impacts of climate change; risks related to environmental laws and regulations; risks associated with capital projects and the impact on the Corporation's continued growth; risks associated with cybersecurity and information and operations technology; the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation; risks associated with commodity price volatility and supply of purchased power; and risks related to general economic conditions, including inflation, interest rate and foreign exchange risks.

All forward-looking information herein is given as of August 1, 2023. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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Interim Management Discussion and Analysis
GLOSSARY

2022 Annual Financial Statements: the Corporation's audited consolidated financial statements and notes thereto for the year ended December 31, 2022

2022 Annual MD&A: the Corporation's management discussion and analysis for the year ended December 31, 2022

ACC: Arizona Corporation Commission

Adjusted Basic EPS: Adjusted Common Equity Earnings divided by the basic weighted average number of common shares outstanding

Adjusted Common Equity Earnings: net earnings attributable to common equity shareholders adjusted as shown under "Non-U.S. GAAP Financial Measures" on page 8

Aitken Creek: Aitken Creek Gas Storage ULC, a direct 93.8% owned subsidiary of FortisBC Holdings Inc.

ALJ: Administrative Law Judge

AMI: Advanced Metering Infrastructure

AUC: Alberta Utilities Commission

Belize Electricity: Belize Electricity Limited, in which Fortis indirectly holds a 33% equity interest

BCUC: British Columbia Utilities Commission

Board: Board of Directors of the Corporation

CAGR(s): compound annual growth rate of a particular item. CAGR = (EV/BV)1-N-1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S. dollar-to-Canadian dollar exchange rate

Capital Expenditures: cash outlay for additions to property, plant and equipment and intangible assets as shown in the Interim Financial Statements, as well as Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project. See "Non-U.S. GAAP Financial Measures" on page 8

Capital Plan: forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures

Caribbean Utilities: Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2022) subsidiary of Fortis, together with its subsidiary

Central Hudson: CH Energy Group Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation

CIS: customer information system

Common Equity Earnings: net earnings attributable to common equity shareholders

Corporation: Fortis Inc.

CPCN: Certificate of Public Convenience and Necessity

DBRS Morningstar: DBRS Limited

D.C. Circuit Court: U.S. Court of Appeals for the District of Columbia Circuit

DEI: diversity, equity and inclusion

DRIP: dividend reinvestment plan

EPS: earnings per common share

FERC: Federal Energy Regulatory Commission

Fortis: Fortis Inc.

FortisAlberta: FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis

FortisBC Electric: FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisBC Energy: FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisOntario: FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries

FortisTCI: FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary

Fortis Belize: Fortis Belize Limited, an indirect wholly owned subsidiary of Fortis

FX: foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S. dollar-to-Canadian dollar FX rates to the prior period U.S. dollar balance

GCOC: generic cost of capital

GHG: greenhouse gas

GWh: gigawatt hour(s)

ICAT: Iowa Coalition for Affordable Transmission

Interim Financial Statements: the Corporation's unaudited condensed consolidated interim financial statements and notes thereto for the three and six months ended June 30, 2023

Interim MD&A: the Corporation's management discussion and analysis for the three and six months ended June 30, 2023

IRA: Inflation Reduction Act of 2022

ITC: ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest, and ITC Great Plains, LLC

ITC Midwest: ITC Midwest LLC

LNG: liquefied natural gas

LRTP: long-range transmission plan

Major Capital Projects: projects, other than ongoing maintenance projects, individually costing $200 million or more in the forecast/planning period

19	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Maritime Electric: Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis

MISO: Midcontinent Independent System Operator, Inc.

Moody's: Moody's Investor Services, Inc.

Newfoundland Power: Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis

Non-U.S. GAAP Financial Measures: financial measures that do not have a standardized meaning prescribed by U.S. GAAP

NOPR: notice of proposed rulemaking

NYSE: New York Stock Exchange

Operating Cash Flow: cash from operating activities

PBR: performance-based rate setting

PJ: petajoule(s)

PPFAC: Purchased Power and Fuel Adjustment Clause

PSC: New York State Public Service Commission

Rate Base: the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct

REA: Rural Electrification Association

ROE: rate of return on common equity

ROFR: right of first refusal

RTO: regional transmission organization

S&P: Standard & Poor's Financial Services LLC

SEDAR: Canadian System for Electronic Document Analysis and Retrieval

TEP: Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy

Transco: New York Transco LLC

TSR: total shareholder return, which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period

TSX: Toronto Stock Exchange

UNSE: UNS Electric, Inc.

UNS Energy: UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNSE and UNS Gas, Inc.

U.S.: United States of America

U.S. GAAP: accounting principles generally accepted in the U.S.

Wataynikaneyap Power: Wataynikaneyap Power Limited Partnership, in which Fortis indirectly holds a 39% equity interest

20	FORTIS INC.	JUNE 30, 2023 QUARTER REPORT